20012783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westpark Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Avenue of the Stars Suite 310
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rappaport 310-203-2902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd Suite 150 (Address) Woodland Hills (City) CA (State) 91367 (Zip Code)

SEC Mail Processing
APR 27 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Richard Rappaport, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westpark Capital, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached CA Notary Certificate
Signed: [signature]
Dated: 04-20-2020

[signature]
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 20th **day of** April,

2020 **by** Richard Rappaport,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

James J. Johnson **(Seal)**

Signature

JAMES J. JOHNSON
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
Comm. #2185719
My Comm. Expires Mar. 5, 2021

OPTIONAL INFORMATION

DESCRIPTION OF ATTACHED DOCUMENT

Oath Or Affirmation

(TITLE OR DESCRIPTION OF DOCUMENT)

Annual Audit Report

(TITLE OR DESCRIPTION OF DOCUMENT CONTINUED)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Shareholders of Westpark Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westpark Capital, Inc. (the "Company") as of December 31, 2019, the related statement of income, changes in shareholder's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Westpark Capital, Inc. management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2016.
Woodland Hills, California
April 23, 2020

WestPark Capital, Inc.
Statement of Financial Condition

		2019
ASSETS		
Cash & cash equivalents	$	919,100
Deposit with clearing broker		100,105
Accounts receivable:		
Clearing broker		544,700
Employees, net of allowance of $456,977		687,735
Other		198,819
Available for Sale Securities at Market value (Note 5)		374,555
Furniture and equipment, at cost net of accumulated depreciation of $503,844		76,295
Right of use Operating Leases		1,727,197
Other assets		109,181
Total Assets	**$**	**4,737,687**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$	136,436
Commissions payable		1,167,966
Income taxes payable		81,549
Total Current Liabilities		**1,385,951**
Capital Lease Obligations		1,727,197
Total Long Term Liabilities		**1,727,197**
Total Liabilities		**3,113,148**
COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)		
SHAREHOLDER'S EQUITY (Note 2)		
Preferred stock, no par value; 20,000 shares authorized none issued		
Common stoc, no par value; 1,000,000 shares authorized 8,800 shares issued and outstanding		
Additional Paid in Capital		5,420,564
Retained Deficit		(3,796,025)
Total shareholders' equity		1,624,539
Total Liabilities and Stockholders' Equity	**$**	**4,737,687**

See accompanying notes to these financial statements

WestPark Capital, Inc.
Statement of Income

		For The Year Ended December 31, 2019
REVENUE:		
Commissions	$	7,985,492
Investment banking fees		3,305,795
Trading gains, net		240,102
Mutual Fund Fees		767,448
Managed Account Fees		248,349
Direct Private Placements		7,742,075
Other		380,496
TOTAL REVENUE		20,669,757
EXPENSES		
Commissions, salaries, and benefits		16,361,066
Occupancy (Note 3)		1,160,566
Communications		495,635
General and administrative expenses		971,758
Regulatory fee		168,318
Total Expenses		19,157,343
PROFIT BEFORE INCOME TAX BENEFIT		1,512,414
INCOME PROVISION (Note 4)		81,549
NET PROFIT	**$**	**1,430,865**

See accompanying notes to these financial statements

WestPark Capital, Inc.
Statement of Changes in Shareholder's Equity
January 1, 2019 through December 31, 2019

	Common Stock			Total Shareholder's
	Shares	APIC	Deficit	Equity
BALANCES, December 31, 201ε	8,800	$ 6,898,818	$(5,226,823)	$ 1,671,995
Income/Dividend Distribution	-	(1,478,321)	1,430,865	$ (47,456)
BALANCES, December 31 2019	8,800	$ 5,420,497	$(3,795,958)	$ 1,624,539

See accompanying notes to these financial statements

WestPark Capital, Inc.
Statement of Cash Flows

	For the year ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Profit	$ 1,430,865
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	22,267
Decrease in receivable from clearing broker	149,516
Increase in other accounts receivable, net of allowance	(96,535)
Decrease in Other Assets	(136,244)
Decrease in commissions payable	400,276
Increase in accounts payable and accrued expenses	(118,625)
Net cash used in operating activities	**1,651,520**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in securities owned, at fair value	(234,643)
CASH FLOWS FROM FINANCING ACTIVITIES:	(1,903,254)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(486,377)
CASH AND CASH EQUIVALENTS, beginning of year	1,405,477
CASH AND CASH EQUIVALENTS, end of year	**$ 919,100**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for Interest	**None**

See accompanying notes to these financial statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

WestPark Capital, Inc. (the "Company") is a Colorado corporation formed on October 17, 1995. The Company currently operates as a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of WestPark Capital Financial Services, LLC ("Parent").

The Company, under Rule 15c3-3(k)(2)(i) , (k)(2)(ii) and K(1) is exempt from the reserve and possession or requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Valuation and Revenue Recognition

Securities owned by the Company (substantially common stock) are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Securities Valuation and Revenue Recognition *(continued)*

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods or market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Securities Valuation and Revenue Recognition *(continued)*

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price for securities held long and the "asked" price if held short. These securities are included in Level 1 of the fair value hierarchy for active markets and Level 2 of the fair value hierarchy for thinly traded markets.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Company discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of Cash and Cash Equivalents, the Company considers money market funds with a weighted average maturity of three months or less to be cash equivalents. The Company maintains its cash deposit in accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740-10, "Accounting for Income Taxes". Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

WestPark Capital, Inc.
Notes to Financial Statements

Income Taxes (continued)

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined, in such provision. At December 31, 2019, the Company had net capital and net capital requirements of $466,258 and $100,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.80 to1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3: COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its facilities and certain equipment under operating leases expiring through 2021 in New York, Florida, and California. One of the Company's office leases is in the name of the Parent but is paid by the Company and is included in the following schedule. The Company sub leases part of its NY office and sub leases its Irvine office. Future minimum lease payments under the non-cancelable leases with initial terms greater than one year as of December 31, 2019 are as follows:

	Total lease Amount
2020	$756,601
2021	$580,624
2022	$463,840
2023	$0
2024	$0

Total rental expense including utilities for the year ended December 31, 2019 was $1,160,566 for the above leases. This includes income from sub leases of $171,659.

The company recognizes the right of use (ROU) assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation.

NOTE 4: INCOME TAXES

The Company's income tax fiscal year end is July 1st 2018 to June 30 2019, As of June 30, 2019 the company had a net operating loss carryover of $278,790 and minimum tax credit carryover of $2,672. Under the CARE Act the company is entitled to carry back this loss for 3 years and carry forward for 4 years to 2024. The tax provision for calendar 2019 is estimated at $81,549.

NOTE 5: FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

	Quoted Prices in Active Markets For identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2019
Assets				
Securities owned, at fair value	$ -	$ 374,555	$ -	$ 374,555

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (Level 3) during the year ended December 31, 2019.

The Company valued Marketable Securities at Level 2 because the market for these securities is relatively inactive and volume of trades is low. The Company primarily owns securities in smaller public companies that are thinly traded. Therefore, determining fair values requires substantial judgment.

Securities traded in an active market are marked-to-market using the quoted market price of the stock and are classified as Level 2 inputs because they are thinly traded. Securities that do not have an active market are measured using unobservable inputs, and are classified as Level 3 inputs.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale if available-for-sale securities are determined on a specific identification basis.

NOTE 6: FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement, and financing of various clients' securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the obligation.

The Company owns securities that are valued at the December 31, 2019 quoted market price. The Company may incur a loss if the market value decreases subsequent to December 31, 2019. The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The carrying amounts of cash and cash equivalents, deposits with clearing brokers, receivables, other assets, commission payable, accounts payable and accrued expenses and due to parent are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued as described in Note 1.

The Company has cash in financial institutions of $919,100 excess of the FDIC insurance coverage of $250,000 by $669,100.

The Company is involved in various disputes arising in the normal course of business, some of which are large and indeterminable in amount. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

NOTE 7: OTHER ASSETS

Other assets consist of Security Deposits of $109,038.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated all material subsequent events through the date at which the financial statements were available to be issued o April 23, 2020, and determined that there are no events which took place that would have a material impact on its financial statements.

WestPark Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

Net Capital	
Total shareholder's equity qualified for net capital	1,624,539
Additions:	
Temporary Subordinated Loans	-
Deductions:	
Non-allowable assets	(1,072,318)
Haircuts on securities	(85,963)
Net Capital	466,258
Aggregate Indebtness	
Items included in the statement of financial condition	
Total Aggregate Indebtedness	1,304,402
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness	96,960
Minimum dollar requirement	100,000
Net capital requirement	100,000
Excess net capital	366,258
Excess net capital at 120%	417,367
Ration: Aggregate indebtedness to net capital	2.80 to 1

Reconciliation of computation of Net Capital

There is a difference of $81,549 on the net capital calculation shown here and the net capital computation shown on the company's unaudtied Form X-17A-5 reported on December 31, 2019 due to Tax Provision.

WESTPARK CAPITAL, INC.

Schedule II – Computation for Determination for the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15 c3-3 as of December 31, 2019

The Company is exempt from provision of Rule 15 c3-3 under paragraph (k)(2)(i), (k)(2)(ii) and K(1) in that the company carries no accounts, does not hold funds or securities, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under this requirement of this Rule.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Richard Rappaport, CEO
Westpark Capital, Inc.

We have reviewed management's statements, included in the accompanying Westpark Capital, Inc. Exemption Report in which (1) Westpark Capital, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westpark Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(1), (k)(2)(i) and (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Westpark Capital, Inc. met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Westpark Capital, Inc. management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1), (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2016.
Woodland Hills, California
April 23, 2020

WESTPARK CAPITAL
INVESTMENT BANKING

Dave Banerjee, CPA an Accountancy Corporation
21860 Burbank Blvd, Suite 150
Woodland Hills, CA 91367

April 23, 2020

Assertions Regarding Exemption Provisions

We, as principals of Westpark Capital, Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, K(1), (k)(2)(i), and (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2019 through December 31, 2019.

Westpark Capital, Inc.

By:

Richard Rappaport

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Richard Rappaport, CEO
Westpark Capital, Inc.

We have reviewed management's statements, included in the accompanying Westpark Capital, Inc. Exemption Report in which (1) Westpark Capital, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westpark Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(1), (k)(2)(i) and (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Westpark Capital, Inc. met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Westpark Capital, Inc. management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1), (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2016.
Woodland Hills, California
April 23, 2020

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48898 FINRA
WestPark Capital Inc
1900 Avenue of the Stars STE 310
Los Angeles, CA 90067-430548898 FINRA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Onesto 347-923-7405

2. A. General Assessment (item 2e from page 2) $28,536

B. Less payment made with SIPC-6 filed (exclude interest) (14,544)

08/14/209
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $13,992

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $13,992

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WestPark Capital Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11 day of February, 20 20.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$20,669,757
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,148,794
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	245,916
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	250,757
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,645,467
2d. SIPC Net Operating Revenues	$19,024,290
2e. General Assessment @ .0025 This rate used before 1/1/2017	$28,536 (to page 1, line 2.A.)